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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                        UNITED STATES FILTER CORPORATION
                           (Name of Subject Company)

                        UNITED STATES FILTER CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              (and the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                  911843 20 9
                     (CUSIP Number of Class of Securities)

                              STEPHEN P. STANCZAK
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        UNITED STATES FILTER CORPORATION
                               40-004 COOK STREET
                             PALM DESERT, CA 92211
                                 (760) 340-0098
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                WITH A COPY TO:

                            ROD A. GUERRA, JR., ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             300 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                                 (213) 687-5000

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     This Amendment (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on March 29, 1999 by United States Filter Corporation, a Delaware corporation (the "Company") in response to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on March 26, 1999 by Vivendi, a societe anonyme organized under the laws of France ("Parent"), and Eau Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares") of the Company and the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 27, 1998, between the Company and the Bank of New York, as Rights Agent, at a purchase price of $31.50 per Share (and associated Right), net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 1999 and in the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended by replacing the paragraph "Change in Control Provisions in Notes" with the following disclosure:

     Change in Control Provisions in Notes. Upon the occurrence of a Change of Control (as defined in the Notes), the Company will be required to offer to purchase the Company's 4 1/2% Convertible Subordinated Notes Due 2001 (the "Notes") at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase (the "Repurchase Rights"). The repurchase offer must commence within 25 business days of the Change of Control and remain open for at least 20 business days.

     Holders of the Notes may also exercise their right to convert their Notes into Common Stock and participate in the Offer or receive cash upon the Merger in lieu of pursuing their Repurchase Rights. Holders may also continue to hold their Notes after the Merger.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UNITED STATES FILTER CORPORATION

                                            By   /s/ STEPHEN P. STANCZAK
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                                                     Stephen P. Stanczak
                                                  Executive Vice President,
                                                General Counsel and Secretary

Dated: April 14, 1999

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